04034390

2003

SEC MAIL PROCESSING RECEIVED JUN 29 2004 WASH. D.C. 158 SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROCESSED JUL 01 2004 THOMSON FINANCIAL

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______
Commission file number 333-00429

United States Steel Corporation

Savings Fund Plan for Salaried Employees
(Full title of the Plan)

United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219-2800

(Name of issuer of securities held pursuant to plan and the address of its principal executive offices)

INDEX

The Corporation

Required Information: Page

The Corporation

United States Steel Corporation is a Delaware corporation. It has executive offices at 600 Grant Street, Pittsburgh, PA 15219-2800. The terms "Corporation," "Company" and "United States Steel" when used herein refer to United States Steel Corporation or United States Steel Corporation and subsidiaries as required by the context. The term "Plan" when used herein refers to United States Steel Corporation Savings Fund Plan For Salaried Employees.

UNITED STATES STEEL CORPORATION SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
(NORTHERN TRUST COMPANY - TRUSTEE)
(UNITED STATES STEEL AND CARNEGIE PENSION FUND - ADMINISTRATOR)

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	December 31, 2003	December 31, 2002
Assets		
Investments:		
At fair value	$ 438,379	$ 309,535
At contract value	410,078	326,775
	848,457	636,310
Cash - noninterest bearing	2,492	—
Receivables:		
Other - accrued income	702	1,080
Total assets	851,651	637,390
Liabilities		
Investment purchases	3,681	1,029
Other - accrued expenses	89	12
Total liabilities	3,770	1,041
Net assets available for benefits at fair value	$ 847,881	$ 636,349

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	Year Ended December 31, 2003	Year Ended December 31, 2002
Additions		
Earnings on investments:		
Interest	$ 18,718	$ 18,510
Dividends	3,097	3,141
Net appreciation (depreciation) in fair value of investments	143,493	(84,216)
	165,308	(62,565)
Contributions:		
Received or receivable from:		
Employers	13,913	12,073
Participants (including rollovers)	127,246	80,716
Other income	7	—
Total additions	306,474	30,224
Deductions		
Benefit payments directly to participants or beneficiaries	94,787	70,737
Administrative expenses	155	140
Other expense	—	244
Total deductions	94,942	71,121
Net additions (deductions)	211,532	(40,897)
Net assets available for benefits at fair value:		
Beginning of year	636,349	677,246
End of year	$ 847,881	$ 636,349

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. ***Plan description*** – The following description provides only general information of the United States Steel Corporation Savings Fund Plan for Salaried Employees which covers substantially all nonunion employees of United States Steel Corporation (USS). Participants should refer to the Summary Plan Description and the Plan Text for a complete description of the Plan. These documents are available from the Plan Administrator.

Eligible employees may save from 1 percent to 13 percent of base salary (35 percent if annual base salary in the immediately preceding year is equal to or less than the threshold amount for determining highly compensated employees for the year preceding the year in which savings occur – $90,000 for savings in 2003 and $85,000 for savings in 2002) in half percent increments on a pretax basis, an after-tax basis or a combination of both. Effective July 1, 2002, a catch-up contribution feature was included to allow employees reaching at least age 50 during the year to save an additional 1 percent to 25 percent of base salary on a pretax basis. The amount of eligible salary is limited to $200,000 in 2003 and 2002, as required by the Internal Revenue Code of 1986, as amended. The eligible salary limit is subject to future indexing for inflation. Also, pretax savings as provided by section 401(k) of the Internal Revenue Code are subject to an annual limit prescribed by law of $12,000 in 2003 and $11,000 in 2002, while the annual limit on catch-up contributions is $2,000 for 2003 and $1,000 for 2002. Both the pretax savings limit and the catch-up contributions limit are scheduled to increase by $1,000 annually until 2006, when the section 401(k) pretax savings limit reaches $15,000 and the catch-up contributions limit reaches $5,000. Depending upon length of service of the eligible employee, savings on the first five to six percent of base salary are matched by company contributions on a dollar-for-dollar basis; however, company contributions for the first two percent of base salary are available for matching only pretax savings (waived after the annual pretax savings limits of $12,000 in 2003 and $11,000 in 2002 were reached). Matching company contributions, which vest when a participant attains three years of continuous service, are initially invested in United States Steel Corporation Common Stock, whereas each participating employee has the option of having savings invested in full increments of 1 percent among ten investment options – Group Interest Fund, Bond Index Fund, S&P 500 Stock Index Fund, Wadell & Reed Core Investment Fund, T. Rowe Price International Stock Fund, Capital Guardian Emerging Markets Equity Fund, Morgan Stanley Mid Cap Growth Portfolio, Harbor Capital Appreciation Fund, Legg Mason Value Trust, and United States Steel Corporation Common Stock Fund. Marathon Oil Corporation Common Stock remains as an option in the Plan but is closed to new investments as further explained in Note 3. Separate investment elections cannot be made with respect to pretax savings and after-tax savings. All contributions are deposited in the trust on a monthly basis. Monies deposited are reinvested by the Trustee in the investment options specified except that a portion of the assets in certain investments are held as interest-bearing cash to enable the processing of participant transfers on a daily basis.

Unmatched after-tax savings can be withdrawn at any time. Pretax savings and earnings thereon are available only for withdrawal at termination of employment or age 59½, except under certain financial hardship conditions. Vested company contributions and earnings are available for withdrawal except that vested company contributions and a participant's after-tax monthly savings that have been matched by company contributions cannot be withdrawn within 24 months after the contribution is made. A participant who terminates employment for any reason, and who on the effective date of termination had three or more years of continuous service, is entitled to receive his or her entire account balance, including all company contributions. A participant who terminates employment for any reason with less than three years of continuous service will forfeit nonvested company contributions unless termination is by reason of permanent layoff, total and permanent disability, or death. Any forfeited nonvested company contributions ($262,411 in 2003 and $30,018 in 2002) are credited to the employing company and applied to reduce any subsequent company contributions required under the Plan. In 2003 and 2002, employer contributions were reduced by $30,018 and $167,715, respectively, from forfeited nonvested accounts.

Under the investment transfer provisions, a participant can elect to transfer funds (including company matching contributions) between investments on a daily basis, except as further explained in Note 3. Transfer requests made before the time that markets close on a day stock markets are open are processed after markets close that same day. All other transfer requests are processed after markets close on the next day that the stock markets are open. Only one transfer request per day can be processed for a participant.

The loan program enables participants to borrow up to 50 percent of the value of their vested account subject to certain provisions. The maximum loan amount is $50,000 and the minimum loan amount is $500. Repayments of loans are made in level monthly installments over a period of not less than six months nor more than 54 months. A maximum of two loans can be outstanding at any one time. The interest rate on loans is the rate charged on fully secured loans by the USX Federal Credit Union plus one-half of one percent and remains fixed for the duration of the loan (4.50 percent and 5.00 percent at December 31, 2003 and 2002, respectively). Only prepayment of the entire outstanding loan can be made at any time without penalty. When payments are not timely received, the loan amount outstanding at that time becomes subject to taxation. There is a $60 loan origination fee.

The direct-plan transfer provisions enable employees transferred between United States Steel Corporation, Marathon Oil Corporation and Marathon Ashland Petroleum LLC to transfer their entire account balances from the tax-qualified savings or thrift plan of the former employer to the tax-qualified savings or thrift plan of the current employer.

All or part of the taxable portion of a lump-sum distribution from one of United States Steel Corporation's qualified defined benefit retirement plans may be rolled over into a participant's account within 60 days following receipt of the distribution. Employees may also roll over assets from the qualified plans of a prior employer.

2. ***Accounting policies***:

a. ***Basis of accounting*** – Financial statements are prepared under the accrual method of accounting.

b. ***Use of estimates*** – The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

c. ***Investment valuation*** – Investments are stated at fair market value based on the closing prices at the end of the day except for loans to participants, which are reported at cost and investments in the Group Interest Fund, which are reported at contract value, which approximates market value. Shares of registered investment companies are valued at quoted market prices, which represents the net asset value of shares received by the Plan at year end. Employer securities are valued at the price at Markets Close as shown on the New York Stock Exchange.

d. ***Netting of transactions*** – All contributions which are credited on the same day and all withdrawal, loan and transfer transactions which are processed on the same day are first netted against each other and then each contribution is credited to the appropriate investment option and each transaction is processed using the current unit value for each contribution or transaction.

e. ***Investment by the Trustee*** – The Trustee shall invest any monies received with respect to any investment option in the appropriate shares, units or other investments as soon as practicable; provided, however, that the Trustee as directed by the Plan Administrator shall maintain sufficient funds in interest-bearing cash in connection with each investment option to enable the processing of transactions on a daily basis. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

f. ***Administrative expenses*** – The Plan is responsible for the payment of all costs and expenses incurred in administering the Plan, including the expenses of the Plan Administrator, the fees and expenses of the Trustee and other legal and administrative expenses. To cover these expenses, the Plan Administrator shall utilize the following sources in the priority listed: (1) fees received from any fund provider to reimburse the Plan Administrator for services provided by the Plan Administrator which would otherwise have been provided by the fund provider, (2) loan origination fees, (3) voluntary contributions from employing companies to cover cost of administration and (4) assessments against participants' individual accounts. There were no assessments against participants' individual accounts in either 2003 or 2002. In addition, advisor fees relating to the bidding of investment contracts in the Group Interest Fund are charged to the Group Interest Fund.

g. ***New Accounting pronouncement*** – Statement of Financial Accounting Standards (SFAS) No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" was issued in April 2003. This statement clarified the accounting for certain investment contracts such that contracts accounted for under SFAS No. 35, SFAS No. 110 or Statement of Position (SOP) 94-4 are not subject to SFAS No. 133. As such, benefit responsive investment contracts are to be measured at contract value in accordance with SOP 94-4. Therefore, as a result of the adoption of SFAS No. 149, there was no impact on the Plan's net assets available for benefits. The carrying value of the Group Interest Fund is $410.1 million and $326.8 million at December 31, 2003 and 2002, respectively.

3. ***Plan amendments*** – Effective January 1, 2003, the Plan was amended to comply with federal tax regulations relating to required minimum distributions and loans. Effective February 1, 2003, the Plan was amended to establish procedures for allocating to participant accounts demutualization proceeds received from Prudential Insurance Company of America and Principal Mutual Holding Company. Effective May 20, 2003, the Plan was amended to provide that continuous service with National Steel Corporation and its subsidiaries (National), including service earned before May 20, 2003, but not credited after the termination of National's pension plans, will be recognized as continuous service with respect to an eligible employee who (a) was an employee of National on May 19, 2003, and (b) was hired by a United States Steel Employing Company as a full-time employee between May 20, 2003 and May 19, 2004. Also effective May 20, 2003, the Plan was amended to exclude from coverage under the current program any nonunion employees who were employed under the Transition Employment Program (former National Employees). As a result of the acquisition by Hewitt Associates (Hewitt) of Northern Trust Retirement Consultants, Hewitt became the Plan's recordkeeper effective June 15, 2003. Effective July 1, 2003, nonunion employees who are hired into full-time, regular employment on or after July 1, 2003, including former National employees, will participate in a newly established defined contribution plan Retirement Account maintained under the Savings Fund Plan in lieu of their participation in the United States Steel defined benefit pension plan. In addition to the newly established Retirement Account, these new hires would be eligible for the current provisions of the Savings Fund Plan including matching Company contributions. Effective August 1, 2003, the Plan was amended to allow direct rollovers of distributions from the National Steel Employee Retirement Savings Plan, including plan loans, subject to conditions established by the Plan Administrator. Effective after the close of business on December 26, 2003, the Plan was amended for the international fund options such that requests by Plan participants to transfer money into these funds will be accepted only on the first business day of the month that the Stock Markets are open.

   Effective July 1, 2002, the Plan was amended to a) increase the maximum percentage of base salary that an employee can save from 10 percent to 13 percent (35 percent if annual base salary in the immediately preceding year is equal to or less than the threshold amount for determining highly compensated employees for the year preceding the year in which savings occur), b) add a catch-up contribution feature that allows employees reaching at least age 50 during the year to save an additional 1 percent to 25 percent of base salary on a pretax basis, c) allow the direct rollover of assets held in an employee's qualified plan account with a former employer or those held in a conduit IRA, d) decrease the eligibility waiting period from one year to one month of continuous service, e) alter the service period that generates a 5 percent Company match from "1 year to 10 years" to "1 month to 10 years", and f) reduce the service requirement for vesting from five years to three years to comply with the Economic Growth and Tax Relief Reconciliation Act of 2001.

   Effective January 1, 2002, the Plan was amended to allow participants to continue to have the option to purchase, hold, sell and withdraw units of the Marathon Stock Fund from January 1, 2002 through March 29, 2002. After March 29, 2002, participants are prohibited from purchasing additional units of the Marathon Stock Fund, but continue to have the option to hold, sell, or withdraw their investment in the Marathon Stock Fund. Dividends from such units continue to be reinvested in additional Marathon Stock Fund units. Participant contributions previously designated for the Marathon Stock Fund are invested in the investment option or options designated by the participant, or, if no new designation was made, are invested in the Group Interest Fund.

4. ***Employer-related investments*** – Purchases and sales of United States Steel Corporation Common Stock in accordance with provisions of the Plan are permitted under Employee Retirement Income Security Act of 1974.

5. ***Tax status*** – The Internal Revenue Service (IRS) has determined and informed the Plan Administrator and Trustee by letter dated June 13, 2003 that the Plan and related trust (as of February 26, 2002) are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended subsequent to the receipt of the determination letter. The Plan Administrator and Tax Counsel for the Plan believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6. ***Plan termination*** – The Plan Sponsor (United States Steel Corporation and affiliated companies) believes the existence of the Plan is in the best interest of its employees and has no intention of discontinuing it. However, in the event of Plan termination, the net value of the assets of the fund shall be allocated among the participants and beneficiaries of the Plan in compliance with ERISA.

7. ***Risks and uncertainties*** – Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with these investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

8. ***Group Interest Fund (GIF)*** – Deposits to the GIF are invested with one or more insurance companies and/or financial institutions on a competitive bid basis pursuant to contracts by which each company or institution agrees to pay a fixed rate of interest over the term of the contract. Separate contracts for a portion of invested funds are negotiated periodically, and since the rates of interest and contract length may vary, the effective rate of return at any time will depend primarily on the composite weighted average of all contracts in effect at the time and not on the contract rate or rates for the particular year in which the participant's savings were deposited. Also affecting the rate of return are the amount of receipts, the net effect of investment transfers and the amount of withdrawals, rollovers and loans during the year. At December 31, 2003 and 2002, the Plan held guaranteed investment contracts in the GIF of $410.1 million (and other net assets of $9.3 million) and $326.8 million (and other net assets of $7.2 million), respectively. The GIF's average yields for 2003 and 2002 were 5.0% and 5.9%, respectively. Interest rates on the guaranteed investment contracts ranged from 2.87% to 7.64% at December 31, 2003 and 4.59% to 7.64% at December 31, 2002.

9. **Related Party Transactions** – Certain investments of the Plan are common trusts managed by Northern Trust. Northern Trust is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $78,177 and $86,059 for the years ended December 31, 2003 and 2002, respectively.

   One investment fund option available to participants is United States Steel Corporation Common Stock, stock of the Plan Sponsor. As a result, transactions related to this investment fund qualify as party-in-interest transactions (reference Note 4).

10. ***Value of investment option and loan accounts*** – The total value in millions of dollars of each investment option account and loan account as of December 31, 2003 and 2002 is displayed below:

	December 31, 2003	December 31, 2002
Investment Option Accounts		
Group Interest Fund	$ 419.4 *	$ 334.0 *
S&P 500 Stock Index Fund	105.2 *	77.2 *
United States Steel Corporation Common Stock	91.7 *	59.5 *
Wadell & Reed Core Investment Fund	58.3 *	57.3 *
Marathon Oil Corporation Common Stock	49.1 *	38.7 *
Legg Mason Value Trust Fund	31.2	7.4
Morgan Stanley Mid-Cap Growth Fund	20.6	5.1
Emerging Markets Fund	18.5	7.2
Bond Index Fund	17.5	25.9
International Stock Fund	15.2	9.8
Harbor Capital Appreciation Fund	9.3	2.6
Total - Investments	836.0	624.7
Loan Accounts	11.6	11.3
Unallocated	0.3	0.3
Total - All	$ 847.9	$ 636.3

*Investment represents 5% or more of the Plan's net assets.

NOTES TO FINANCIAL STATEMENTS (continued)

During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (dollars in thousands):

	Year Ended December 31,	
Investment Option Accounts	2003	2002
S&P 500 Stock Index Fund	$ 22,246	$ (24,242)
United States Steel Corporation Common Stock	74,061	(17,640)
Wadell & Reed Core Investment Fund	8,444	(19,350)
Marathon Oil Corporation Common Stock	19,229	(16,431)
Legg Mason Value Trust Fund	5,436	(1,736)
Morgan Stanley Mid-Cap Growth Fund	3,040	(2,268)
Emerging Markets Fund	4,103	(1,229)
Bond Index Fund	822	2,187
International Stock Fund	3,102	(2,384)
Harbor Capital Appreciation Fund	1,219	(1,123)
Subtotal - Investment Options	141,702	(84,216)
Demutualization of Prudential Insurance Company of America and Principal Mutual Holding Company	1,791	-
Total Investments	$ 143,493	$ (84,216)

11. ***Reconciliation of Financial Statements to 5500*** – The following is a reconciliation of net assets available per the financial statements at December 31, 2003 to Form 5500 (dollars in thousands):

Net assets available for benefits per the financial statements	$847,881
Less: Amounts allocated to benefits payments	969
Net assets available for benefits per Form 5500	$846,912

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2003 to Form 5500 (dollars in thousands):

Benefits paid to participants per the financial statements	$94,787
Add: Amounts processed by Recordkeeper as of December 31, 2003	969
Benefits paid to participants per Form 5500	$95,756

Amounts allocated to participants are recorded on the Form 5500 for benefit claims processed and approved for payment prior to December 31, 2003, but not yet paid as of that date.

UNITED STATES STEEL CORPORATION
SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152 / PN 003

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

YEAR ENDING DECEMBER 31, 2003

A.	B. IDENTITY OF ISSUE	C. SHARES	D. COST	E. CURRENT VALUE
	CORPORATE STOCKS: COMMON			
	MARATHON OIL CORP	1,462,550	37,578,915.88	48,395,779.50
	TOTAL		37,578,915.88	48,395,779.50

UNITED STATES STEEL CORPORATION
SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152 / PN 003

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

YEAR ENDING DECEMBER 31, 2003

A.	B. IDENTITY OF ISSUE	C. MATURITY DATE	INTEREST RATE	MATURITY VALUE	D. COST	E. CURRENT VALUE
	LOANS TO PARTICIPANTS: OTHER					
*	LOAN ACCOUNTS	VARIES	VARIES	11,550,581	11,550,580.92	11,550,580.92
	TOTAL				11,550,580.92	11,550,580.92

* Party-in-Interest

UNITED STATES STEEL CORPORATION
SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152 / PN 003

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

YEAR ENDING DECEMBER 31, 2003

A.	B. IDENTITY OF ISSUE	C. SHARES	D. COST	E. CURRENT VALUE
	VALUE OF INTEREST IN COMMON/COLLECTIVE TRUSTS			
*	AGGREGATE BOND INDEX FUND	57,471	17,287,038.02	17,495,890.07
*	DAILY STOCK INDEX FUND	36,922	93,926,163.69	105,166,537.14
	EMERGING MARKETS FUND	1,169,805	15,686,793.74	18,471,216.84
*	SHORT-TERM INVESTMENT FUND	12,789,662	12,789,661.80	12,789,661.80
	TOTAL		139,689,657.25	153,923,305.85

* Party-in-Interest

UNITED STATES STEEL CORPORATION
SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152 / PN 003

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

YEAR ENDING DECEMBER 31, 2003

A.	B. IDENTITY OF ISSUE	C. SHARES	D. COST	E. CURRENT VALUE
	VALUE OF INTEREST IN REGISTERED INVESTMENT COMPANIES			
	CORE INVESTMENT FUND	11,264,292	75,720,218.69	58,349,031.11
	HARBOR CAP APPRECIATION FUND	354,872	8,737,321.92	9,340,228.14
	INTERNATIONAL STOCK FUND	1,320,476	14,290,182.12	15,172,274.18
	LEGG MASON VALUE TRUST	496,301	27,187,975.27	31,207,404.36
	MAS FUNDS MID CAP GROWTH	1,195,412	18,916,068.38	20,573,043.45
	TOTAL		144,851,766.38	134,641,981.24

UNITED STATES STEEL CORPORATION
SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152 / PN 003

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

YEAR ENDING DECEMBER 31, 2003

A. B. IDENTITY OF ISSUE	C. MATURITY DATE	INTEREST RATE	MATURITY VALUE	D. COST	E. CURRENT VALUE
VALUE OF FUNDS HELD IN INSURANCE COMPANY GENERAL ACCOUNT					
AIG LIFE CONTRACT 1066	01/05/04	6.570	6,052,547	6,052,547.34	6,052,547.34
GE LIFE GS-3471	07/01/05	7.020	10,000,000	10,000,000.00	10,000,000.00
GE LIFE GS-3586	01/02/06	5.720	21,140,778	21,140,778.02	21,140,778.02
GE LIFE GS-3836	01/02/08	2.970	9,033,222	9,033,221.62	9,033,221.62
GE LIFE GS-3853	07/01/08	3.640	5,044,274	5,044,274.12	5,044,274.12
HARTFORD LIFE GA-10681A	01/02/09	3.870	10,093,014	10,093,014.14	10,093,014.14
JACKSON NATIONAL 1118-3	07/01/04	7.600	10,374,083	10,374,082.95	10,374,082.95
JOHN HANCOCK 15066	07/01/05	6.980	7,500,000	7,500,000.00	7,500,000.00
JOHN HANCOCK 15329	01/02/06	4.890	15,731,442	15,731,442.19	15,731,442.19
MASS MUTUAL 35072	07/01/05	5.550	20,552,068	20,552,067.57	20,552,067.57
MET LIFE 28464	01/03/05	4.590	15,684,643	15,684,642.57	15,684,642.57
MET LIFE 28601	07/01/05	4.960	15,370,556	15,370,555.72	15,370,555.72
MET LIFE 28892	07/02/07	3.140	5,038,263	5,038,262.63	5,038,262.63
MET LIFE NO. 25527	01/05/04	7.640	9,452,552	9,452,552.08	9,452,552.08
MONUMENTAL LIFE SV04175Q	01/02/06	5.110	21,019,130	21,019,129.83	21,019,129.83
NEW YORK LIFE 31402	07/03/06	5.180	15,385,735	15,385,735.49	15,385,735.49
NEW YORK LIFE 31477	01/02/08	4.150	9,372,456	9,372,455.84	9,372,455.84
NEW YORK LIFE 31777	07/01/08	3.100	30,461,451	30,461,451.05	30,461,451.05
NEW YORK LIFE GA31054	01/02/04	6.940	8,601,581	8,601,581.08	8,601,581.08
PACIFIC LIFE 25925-04	07/03/06	5.170	10,255,243	10,255,242.94	10,255,242.94
PRINCIPAL MUTUAL 4-50556-02	01/02/09	3.800	2,026,163	2,026,162.70	2,026,162.70
PRINCIPAL MUTUAL 4-50556-1	01/02/09	3.330	15,247,705	15,247,704.75	15,247,704.75
PRUDENTIAL LIFE GA 10152-211	01/02/07	3.800	44,624,880	44,624,879.51	44,624,879.51
SEC LIFE OF DENVER FA0917	01/02/06	5.790	26,443,422	26,443,421.93	26,443,421.93
SEC. LIFE OF DENVER SA-0432	07/03/06	3.500	9,155,714	9,155,713.99	9,155,713.99
SUN AMERICA 5112	07/01/09	3.840	15,140,018	15,140,017.79	15,140,017.79
TRAVELERS GR-18459	01/02/07	3.670	10,405,878	10,405,878.02	10,405,878.02
TRAVELERS GR-18568	01/02/08	2.870	9,029,366	9,029,366.13	9,029,366.13
TRAVELERS GR-18672	07/01/09	4.000	999,359	999,359.36	999,359.36
TRAVELERS GR-18673	07/02/07	3.180	5,038,744	5,038,744.36	5,038,744.36
TRAVELERS GR018258	01/02/07	5.370	15,803,235	15,803,235.09	15,803,235.09
TOTAL				410,077,520.81	410,077,520.81

UNITED STATES STEEL CORPORATION
SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152 / PN 003

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

YEAR ENDING DECEMBER 31, 2003

A.	B. IDENTITY OF ISSUE	C. SHARES	D. COST	E. CURRENT VALUE
	EMPLOYER-RELATED INVESTMENTS: EMPLOYER SECURITIES			
*	UNITED STATES STL CORP NEW	2,566,178	48,728,913.24	89,867,553.56
	TOTAL		48,728,913.24	89,867,553.56

* Party-in-Interest

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
600 Grant Street
Pittsburgh PA 15219
Telephone (412) 355 6000

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the United States Steel Corporation Savings
Fund Plan for Salaried Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the United States Steel Corporation Savings Fund Plan for Salaried Employees (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
June 22, 2004

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the USS Savings Fund Plan For Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on June 28, 2004.

UNITED STATES STEEL AND CARNEGIE PENSION FUND, AS PLAN ADMINISTRATOR

By: Roberta J. Cox

Roberta J. Cox,
Comptroller & Assistant Secretary

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-36840 and No. 333-99257) of United States Steel Corporation of our report dated June 22, 2004 relating to the financial statements of United States Steel Corporation Savings Fund Plan for Salaried Employees, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
June 28, 2004